Exhibit (l)(2)

Law Offices

One Logan Square, Ste. 2000

Philadelphia, PA

19103-6996

(215) 988-2700 phone

(215) 988-2757 fax

www.drinkerbiddle.com

California

Delaware

illinois

new jersey

new york

pennsyLVania

Texas

washington d.c.

Established 1849

June 22, 2017

Infinity Core Alternative Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

RE:      Infinity Core Alternative Fund

Ladies and Gentlemen:

We have acted as counsel to Infinity Core Alternative Fund (the “Fund”), a Maryland Statutory Trust organized under an Agreement and Declaration of Trust dated August 15, 2013 (the “Declaration of Trust”), in connection with the filing of the Fund’s registration statement, including any amendment thereto (the “Registration Statement”), to register under the Securities Act of 1933 shares of beneficial interest representing interests in the Fund. The Fund offers one class of shares (the “Shares”). The Fund is authorized to issue an unlimited number of Shares.

We have examined the originals or copies, certified or otherwise identified to our satisfaction, of the Fund’s Declaration of Trust and By-Laws (collectively, the “Governing Documents”), the certificate of trust (the Certificate of Trust”) filed with the State Department of Assessments and Taxation (the “SDAT”) and the resolutions adopted by the Board of Trustees of the Fund (the “Resolutions”) relating to the authorization of the sale and issuance of the Shares in a continuous public offering, and have considered such other legal and factual matters as we have deemed appropriate.

In all cases, we have assumed the legal capacity of each natural person signing the Registration Statement, the genuineness of signatures, the authenticity of documents submitted to us as originals, the conformity to authentic original documents of documents submitted to us as copies and the accuracy and completeness of all corporate records and other information made available to us by the Fund. We have assumed that the Resolutions will still be in effect at the time the Shares are issued and have not been amended or rescinded. As to questions of fact material to this opinion, we have relied upon the accuracy of any certificates and other comparable documents of officers and representatives of the Fund, upon statements made to us in discussions with the Fund’s management and upon statements and certificates of public officials.

This opinion is based exclusively on the Maryland Statutory Trust Act, MD. Code Ann., Corps & Ass’ns (§§ 12-101-12-810, et seq.)

June 22, 2017

We have assumed the following for this opinion:

1.       The Shares will be issued in accordance with the Governing Documents and the Resolutions.

2.       The Shares will be issued against consideration therefor as described in the Registration Statement, and that such consideration will have been at least equal to the applicable net asset value.

Based on the foregoing, it is our opinion that:

1.       The Shares to be issued pursuant to the Registration Statement have been duly authorized for issuance by the Fund; and

2.       When issued and paid for upon the terms provided in the Registration Statement, the Shares to be issued pursuant to the Registration Statement will be validly issued, fully paid and non-assessable by the Fund.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement of the Fund. Except as provided in this paragraph, the opinion set forth above is expressed solely for the benefit of the addressee hereof in connection with the matters contemplated hereby and may not be relied upon by, or filed with, any other person or entity or for any other purpose without our prior written consent.

Very truly yours,

/s/ DRINKER BIDDLE & REATH LLP

DRINKER BIDDLE & REATH LLP

.